FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2026

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of Resolutions at the 150th Annual General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 24, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 24, 2026

To Our Shareholders

Julie Kim
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan

Notice of Resolutions at the 150th Annual General Meeting of Shareholders

Dear Shareholders:

We hereby report as follows on the matters reported and on the resolutions made at the 150th Annual General Meeting of Shareholders of the Company held today.

Items reported:

1. The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 149th fiscal year (from April 1, 2025 to March 31, 2026)

2. Results of audits of the Consolidated Financial Statements by the Accounting Auditor and Audit and Supervisory Committee for the 149th fiscal year

The contents of these documents were reported.

Items resolved:

Proposal No.1:	Appropriation of Surplus This item was approved as originally proposed. (The year-end dividend is 100 JPY per share.)
Proposal No.2:
Election of Eight (8) Directors who are not Audit and Supervisory Committee Members
As proposed, Milano Furuta, Andrew Plump, Masami Iijima, Steven Gillis, John Maraganore and Miki Tsusaka were re-elected, Julie Kim and Paul Stoffels were newly elected, and all eight (8) Directors who are not Audit and Supervisory Committee Members assumed their respective offices.
Masami Iijima, Steven Gillis, John Maraganore, Miki Tsusaka and Paul Stoffels are External Directors defined in Article 2, item 15 of the Companies Act.

Proposal No.3:	Election of Three (3) Directors who are Audit and Supervisory Committee Members
As proposed, Kimberly A. Reed was re-elected, Bruce Broussard and Koichiro Kimura were newly elected, and all three (3) Directors who are Audit and Supervisory Committee Members assumed their respective offices.
All of them are External Directors defined in Article 2, item 15 of the Companies Act.
Proposal No.4:	Election of One (1) Substitute Director who is an Audit and Supervisory Committee Member
In case the number of Directors who are Audit and Supervisory Committee (ASC) Members falls below the statutory minimum, the Company proposed the election of one (1) Substitute External Director who is an ASC Member. As proposed, Paul Stoffels was elected as the Substitute Director who is an ASC Member.
Proposal No.5:
Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
It was proposed and approved that the amount within 260 million JPY in total be paid to the two (2) Directors who are not Audit and Supervisory Committee Members (excluding Directors residing outside of Japan and External Directors) in office as of the end of this fiscal year.

End of Document